

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 3, 2006

Mr. Samuel Veasey
Chief Financial Officer
Wellstone Filters, Inc.
250 Crown Boulevard
Timberlake, North Carolina 27583

> **Re:** **Wellstone Filters, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2004**
> **Filed April 15, 2005**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2005**
> **Filed May 16, 2005**
> **Response Letter Dated February 21, 2006**
> **File No. 0-28161**

Dear Mr. Veasey:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Management's Discussion and Analysis or Plan of Operations, page 13

1.   We note your response to comment 3 in our letter dated December 29, 2005. With regard to 15,000,000 shares valued at $6,270,000 and issued to your CEO's brother for legal services, please revise your disclosure to describe:

- The nature of the services that were provided, including a description of the legal matters to which they related and when the services were provided.
- The total sum of the invoices that were presented to you for such services. If that amount was less than the $6,270,000 value paid, explain and justify your issuance of 15,000,000 shares.
- The terms of the stock that was issued. Were these shares registered or restricted? Refer to the disclosure requirements in Item 701 of Regulation S-B.

Also explain to us what you mean when you state that the stock was issued for "prior" legal services. If services were rendered prior to 2004, how much did you accrue during the periods when the services were rendered? Also, please explain to us the fee arrangement entered into for these services. We may have further comments.

We also issue this comment with regard to the legal services rendered during the first quarter of 2005 that were valued at $510,000 and the consulting services rendered in the first quarter of 2005 that were valued at $4,080,000.

Form 10-QSB/A for the Fiscal Quarters Ended March 31, 2005, June 30, 2005 and September 30, 2005

Controls and Procedures, page 15

2.   You have stated that your disclosure controls and procedures are not effective, and that you have identified material weaknesses in internal control over financial reporting. Amend your Form 10-QSB for each quarter of fiscal 2005 to address these conditions as a risk factor that affects your business, as required by Item 503(c) of Regulation S-K.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Gary Newberry at (202) 551-3761, or Sandra Eisen at (202) 551-3864, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551- 3684 with any other questions.

Sincerely,

April Sifford
Branch Chief